Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

To the Board of Directors

Atotech Limited:

We consent to the incorporation by reference in the registration statement on Form S-8 of Atotech Limited of our reports with respect to the consolidated statements of financial position of Atotech UK Topco Limited (Successor) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, cash flows and changes in shareholders’ equity for the years ended December 31, 2019, 2018 and 2017, and for the period from January 1, 2017 to January 31, 2017, of Atotech B.V. (Predecessor), and the related notes, and the financial statements of Atotech Limited as of December 31, 2019, which reports appear in the registration statement of Atotech Limited on Form F-1 (No. 333-235928) filed with the Commission on January 25, 2021.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

February 12, 2021